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amdocs

Amdocs Agrees to Acquire Qpass for $275 Million
Acquisition positions Amdocs as the leader in the emerging digital content market
     ST. LOUIS, MO — April 18, 2006 — Amdocs (NYSE: DOX), the leading provider of software and services to enable integrated customer management and the intentional customer experienceTM, today announced it signed an agreement to acquire Qpass, a leading provider of digital commerce software and solutions. Under the terms of the agreement, Amdocs will acquire all of Qpass’ shares of capital stock for approximately $275 million in cash. Through this acquisition, Amdocs can enable its customers to create additional sources of revenue through the delivery of digital goods over multiple devices and various access methods.
     Qpass is a premier company with a proven and unique business model of providing product, services and business consulting. It is a trusted advisor to, and acts as a channel between the content provider and the service provider. Qpass helps customers determine how to offer, manage, charge, and fulfill content products and services, playing a crucial role in enabling the value chain and monetizing digital content. Qpass has relationships with over 300 leading content providers. The combination of Qpass’ business expertise and leading technology platform, and Amdocs’ unmatched industry knowledge, strong services, and global reach represents the best value proposition to the communication and media industry.
     “Service providers are working hard to adapt their networks and business models to take advantage of the growing content and services market,” said Dov Baharav, Chief Executive Officer of Amdocs Management Limited. “This transaction creates a unique combination that will help realize the transformation of service providers from carriers of voice and data services to dynamic retailers of ubiquitous, converged services and digital content.”
     Amdocs currently works with 150 of the world’s leading service providers — including broadband cable, satellite, fixed access, and wireless service providers — enabling them to grow stronger, more profitable customer relationships. Qpass works with some of the largest carrier groups globally, including Cingular, Sprint, and T-Mobile.
     “Consumers have begun to expect higher levels of personalization and richer content via multiple electronic channels,” said Chase Franklin, CEO and founder of Qpass. “As the consumption of content and digital goods becomes mainstream, volume and complexity will increase significantly and the demand for additional services will grow. The merger with Amdocs will provide a comprehensive answer to help service providers support these increased demands.”
     Under the terms of the acquisition, Amdocs will acquire Qpass, which is based in Seattle, WA with offices in London and Vienna, for approximately $275 million in cash. The closing of the acquisition is subject to regulatory approvals and other conditions customary to such transactions and is expected to occur in the quarter ended June 30, 2006. The transaction is expected to be $0.01 to $0.02 dilutive to earnings per share excluding acquisition related items in fiscal 2006, and is expected to become accretive to earnings per share excluding acquisition related items during fiscal 2007. Amdocs may incur a one-time charge in its third fiscal quarter ending June 30, 2006 to account for certain costs related to the acquisition.
     Amdocs will host a conference call today at 8:00 a.m. Eastern Time to discuss the Company’s acquisition of Qpass. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.
About Amdocs
Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world’s leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experience TM, which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of more than $2 billion in fiscal 2005, Amdocs employs about 12,000 IT professionals and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.
Forward-Looking Statement
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business segments it serves, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2005, filed on December 28, 2005 and our quarterly 6-K furnished on February 15, 2006.
Media Contacts:
Amdocs

Ian Lifshitz
Tel: +1-416-355-4403
E-Mail: ian.lifshitz@amdocs.com
Amdocs

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